IWEB, INC.

8952 Bracken Clift Court

Las Vegas, Nevada 89129

Larry Spirgel

Assistant Director

AD Office 11 – Telecommunications

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: IWEB, Inc.

Registration Statement on Form S-1

Filed July 24, 2015

File No. 333-205835

Dear Mr. Spirgel,

This letter sets forth the response of IWEB, Inc. (“IWEB” or the “Company”) to the Staff’s comment letter received August 20, 2015. Further, we have filed an Amendment No.1 to the Registration Statement on Form S-1 filed July 24, 2015, to address the comments as referenced in our responses below.

General

1.	Please revise throughout the prospectus to avoid reference to multiple officers and directors.

Response: The Company has revised the requested language.

Registration Statement Facing Page

2.	Please delete the first, third and fourth paragraphs under the registration fee table. The first paragraph regarding the offering price and market prices is incorrect, and disclosure regarding pricing information and market makers pertains to the prospectus cover page rather than the registration statement facing page. Similarly, the two legends in the third and fourth paragraph belong on the prospectus cover page rather than the registration statement facing page.

Response: The Company has removed the requested paragraphs.

Prospectus Cover Page

3.	We note that there is no minimum amount of common stock that must be sold by the company. Please clearly disclose that you may receive no proceeds or very minimal proceeds from the offering and potential investors may end up holding shares in a company that:

•	has not received enough proceeds from the offering to fully begin operations; and
•	has no market for its shares.

Response: The Company has added the disclosure language requested.

4.	Please disclose the amount of proceeds that the company may receive if 25%, 50%, 75% and 100% of the shares being offered are sold.

Response: The Company has disclosed the amount of the proceeds that the Company may receive if 25%, 50%, 75% and 100% of the shares being offered are sold, as requested.

Prospectus Summary, page 3

5.	Please revise to provide a summary discussion of your business plan. Disclose the current state of the business and your expected timing for the development of your plan. For example, your disclosure on page 3 that “[w]e currently do not have patents on our IWEB website design, SEO and related products” suggests that you already have website designs, SEO software and related products. Disclose the company’s revenue and earnings to date, and the number of contracts it has obtained. Also briefly disclose the relevant background of the CEO and the fact that the company has no employees. If the CEO plans to spend less than his full business time on the business, disclose what percentage time he plans to spend.

Response: The Company has updated the prospectus summary as requested.

6.	Please disclose the minimum amount of proceeds you need to have an operating business and to meet your reporting requirements. Discuss what will happen in the event that you do not raise that amount. Discuss with specificity what each level of funding will accomplish in advancing your operations and business plan. Provide a detailed discussion of the amount of proceeds required to implement each stage of your plan of operations on page 26, and provide a cross-reference to this plan of operations disclosure in your Use of Proceeds subsection.

Response: The Company has included the requested information.

Risk Factors, page 7

Voting control of our common stock is possessed by . . . , page 14

7.	Please revise to state the percentage of voting control that Dmitriy Kolyvayko currently has and will have following the offering, assuming the sale of all shares being offered.

Response: The Company has updated the risk factor to include the voting percentages before and after the offering.

Item 5. Determination of Offering Price, page 17

8.	Please remove your reference to selling shareholders as this does not apply to your offering.

Response: The Company has removed the reference.

Description of the Business, page 21

9.	You state that you have begun to execute your business plan. Please revise to clarify the specific steps you have taken to date.

Response: The Company has clarified that it has formed the Company, created its website, created contracts to sign clients, showed two customers opportunities to improve their websites and to increase the number of visitors, redesign, signed five client’s contracts completed four client’s websites and has begun the process of raising funds to further implement its business plan.

Marketing Objectives

10.	You refer to local business and markets in your marketing objectives. Please disclose what you consider to be your local business and markets.

Response: We work with any clients but consider Las Vegas to be our potential target market, and that we will focus on small businesses that cater to tourists such as taxis, limos, restaurants, souvenir shops and others and assist them in being found by those tourist searches.

Plan of Operations, page 26

11.	You state in the second paragraph of this subsection that, to date, you have “focused on providing individual web design services to clients on a contract basis” and “[t]he average length of our web design contracts is from one to two months.” Please revise to provide more detail about the current state of your business with respect to your business plan, as this disclosure suggests that you have already had clients, entered into contracts and provided services.

Response: The Company has revised to state that it has thus far completed four client websites, provided consultation about new sites look and visibility. .

B. Description of Property, page 29

12.	It appears that your offices may be located in a personal residence. If so, please disclose this fact and your terms of use of this property.

Response: The Company has updated the Description of Property section as requested.

Management’s Discussion and Analysis, page 31

13.	Please revise to clarify the source of the company’s revenues, in particular the nature and number of contracts you have had to date, and whether any of them are with related parties. We note that you refer to your revenues as “commission revenues” on the face of your statement of operations.

Response: The Company with approval from its Auditor has revised financials to remove the word commission. The Company has further clarified that it has had five contracts, since inception and that none of them were with related parties.

14.	Please disclose why you had no cost of revenues for your $5,930 in revenues to date or operating expenses related to your business.

Response: The Company as of June 30, 2015, had not incurred any costs in relation to generating its revenue.

Yours Truly,

/s/ Dmitriy Kolyvayko

Dmitriy Kolyvayko

President

IWEB, Inc.